EXHIBIT 99.1

AGRIUM INC.

SECOND QUARTER 2013

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports second highest quarter results on record

August 7, 2013 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $747-million ($5.02 diluted earnings per share) for the second quarter of 2013, compared with net earnings of $860-million in the second quarter of 2012 ($5.44 diluted earnings per share).

The 2013 second quarter results included a pre-tax share-based payments recovery of $30-million ($0.15 diluted earnings per share), pre-tax proxy defense costs of $12-million ($0.06 diluted earnings per share), and a pre-tax loss of $3-million on natural gas and other hedge positions ($0.01 diluted earnings per share). Excluding these items, net earnings would have been $736-million ($4.94 diluted earnings per share).1

“Agrium delivered our second highest gross profit of $1.7-billion and quarterly Adjusted EBITDA2 of $1.2-billion due to the strength of our leading position across the crop input value chain. The cold, wet weather experienced in North America this spring resulted in a compressed spring application season and Agrium rose to this challenge by delivering crop input products and services to our customers in a highly efficient manner. This highlights the strength of our production and distribution assets and our ability to deliver significant value to our customers,” said Mike Wilson, Agrium President and CEO.

“We expect solid demand for crop inputs in the second half of 2013 given positive grower sentiment, strong nutrient removal this year and the affordability of crop nutrients,” added Mr. Wilson.

As of July 31, 2013, we have purchased approximately 2 million shares at an average price of approximately $88 per share for total consideration of approximately $179-million under our normal course issuer bid (“NCIB”). Under the NCIB entered into on May 14, 2013, we may purchase for cancellation up to approximately 7.5 million of our currently issued and outstanding common shares until May 20, 2014. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

[1]	Second quarter effective tax rate of 27 percent used for adjusted diluted earnings per share calculation.
[2]

Adjusted EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”), before finance costs, income taxes, depreciation and amortization of joint ventures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 7, 2013

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2013 (three months ended June 30, 2013) are against results for the second quarter of 2012 (three months ended June 30, 2012). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the Additional and Non-IFRS Financial Measures section of this MD&A.

The following interim MD&A is as of August 7, 2013 and should be read in conjunction with the consolidated interim financial statements for the three and six months ended June 30, 2013 and 2012 (the “Consolidated Financial Statements”), and the annual MD&A included in our 2012 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this MD&A.

2013 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Effective January 1, 2013, Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil S.A. (“Profertil”) and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. 2012 figures have been restated and additional information has been provided in the Supplemental Information tables to display the results of our joint ventures. Adjusted EBITDA1 has been added to show our results before finance costs, income taxes, depreciation and amortization of our joint ventures.

Agrium’s 2013 second quarter consolidated net earnings (“net earnings”) were $747-million, or $5.02 diluted earnings per share, compared to net earnings of $860-million, or $5.44 diluted earnings per share, for the same quarter of 2012.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended June 30,				Six months ended June 30,
and where noted)	2013	2012	Change	% Change	2013	2012	Change	% Change
Sales	7,016	6,772	244	4	10,240	10,343	(103)	(1)
Gross profit	1,722	1,851	(129)	(7)	2,438	2,636	(198)	(8)
Expenses	655	633	22	3	1,139	1,169	(30)	(3)
Earnings before finance costs and income taxes (“EBIT”)	1,067	1,218	(151)	(12)	1,299	1,467	(168)	(11)
Net earnings	747	860	(113)	(13)	888	1,015	(127)	(13)
Diluted earnings per share	5.02	5.44	(0.42)	(8)	5.96	6.41	(0.45)	(7)
Effective tax rate (%)	27	28	N/A	(1)	27	28	N/A	(1)

[1]

Adjusted EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”), before finance costs, income taxes, depreciation and amortization of joint ventures.

Sales

Sales increased by $244-million to $7.0-billion for the second quarter of 2013 and decreased $103-million to $10.2-billion for the first half of 2013 compared to the second quarter and first half of 2012, respectively. Factors that affected our performance during the second quarter of 2013 compared to the second quarter of 2012 include the following:

•

Retail sales increased by 7 percent to $5.6-billion as there was a return to a more regular seasonal crop input demand for the current quarter compared to the 2012 early spring season which pulled sales typically earned from the second quarter into the first quarter for crop nutrients and crop protection products;

•

Wholesale sales decreased by 9 percent to $1.5-billion caused by lower urea, potash and phosphate realized sales prices combined with an unplanned outage at our Redwater nitrogen facility and subsequent advancement of the planned September turnaround at the facility into the month of June which reduced the volumes available for sale; and

•	Advanced Technologies (“AAT”) sales increased 16 percent to $207-million largely due to the strength of Environmentally Smart Nitrogen (“ESN”) volumes and margins.

Gross Profit

Our gross profit for the second quarter of 2013 was $1.7-billion, a decrease of $129-million compared to the second quarter of 2012. The drivers of this variance consist of:

•

Wholesale’s gross profit decreased by $166-million to $486-million for the second quarter of 2013, compared to the second quarter of 2012 predominately from lower sales prices for urea, potash and phosphate in addition to higher nitrogen cost of product sold related to higher natural gas costs along with higher fixed costs due to the unplanned Redwater nitrogen facility outage and subsequent advancement of the planned turnaround; and

•

Retail’s gross profit increased by $38-million to $1.1-billion for the second quarter of 2013, compared to the second quarter of 2012, as a result of increased sales of crop nutrients, crop protection products and seed.

Expenses

Expenses increased $22-million for the second quarter of 2013 compared to the second quarter of 2012. This difference is primarily a result of the following items:

•

A $39-million increase in other expenses attributed to the 2012 one-time recovery on the settlement of the sale of the commodity management business which was not repeated in 2013 and the current period net losses on derivative financial instruments in addition to non-recurring proxy defense costs; and

•

An increase in Retail selling expenses of $18-million driven by increased maintenance costs and depreciation and amortization expense associated with Retail locations acquired in 2012 (see section “Retail” for further discussion).

The above increases were partially offset by a $39-million favorable change in share-based payments expense, with a $30-million share-based payments recovery in the second quarter of 2013 compared to a $9-million charge in the second quarter of 2012 (see section “Other” for further discussion).

The following table is a summary of our other expenses (income) for the second quarter and first half of 2013 and 2012, respectively.

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Realized loss (gain) on derivative financial instruments	—	12	(14)	24
Unrealized loss (gain) on derivative financial instruments	3	(15)	(4)	(14)
Interest income	(16)	(19)	(31)	(35)
Foreign exchange loss	8	11	26	11
Environmental remediation and asset retirement obligations	3	—	4	12
Bad debt expense	21	16	26	24
Potash profit and capital tax	8	8	12	13
Other	16	(9)	10	—

	43	4	29	35

Effective Tax Rate

The effective tax rate was 27 percent for the second quarter and first half of 2013 and is comparable to the effective tax rate of 28 percent for the second quarter and first half of 2012.

Retail

Retail reported record second quarter sales of $5.6-billion, an increase of 7 percent compared to sales of $5.2-billion reported in the same period last year. The increase was driven by a return to a more regular seasonal crop input demand for the first half of 2013 in North America and the exceptionally early planting season experienced in 2012. Gross profit was $1.1-billion in the second quarter of 2013, in-line with the same period last year. Retail reported record EBITDA of $619-million for a second quarter, compared to $605-million reported in the same quarter of last year. Retail EBITDA results for the first half of 2013 were down from the previous year, due primarily to the compressed spring season experienced in the U.S. this year compared to the early and open spring season of last year.

Crop nutrient sales were $2.5-billion this quarter, compared to $2.4-billion in the second quarter of 2012. The increase was due to a 9 percent increase in total crop nutrient volumes as a result of acquisitions made in the second half of 2012 and the seasonal shift from the significantly early application season a year ago. North America nutrient sales volumes increased by 6 percent and Australia improved by 27 percent in the second quarter of 2013 when compared to the same period last year. Gross profit for crop nutrients was $424-million this quarter, an increase of $24-million compared to the $400-million reported in the second quarter of 2012. Total crop nutrient margins as a percentage of sales were 17 percent in the second quarter of 2013, which is in-line with the same quarter last year. Retail nutrient margins were $103 per tonne this quarter, slightly lower than the $107 per tonne in the second quarter of 2012, despite a higher proportion of sales volumes in international versus domestic markets this year, as well as lower benchmark nutrient prices year over year and declining prices throughout the first half of 2013.

Crop protection sales were $1.8-billion in the second quarter of 2013, compared to the $1.7-billion in sales reported in the same period last year. The increase in sales was driven by minor price increases, an increase in wholesale crop protection sales, and acquisitions made in the second half of 2012. Gross profit this quarter was $406-million, an increase of $6-million over the $400-million reported in the second quarter of 2012. Total crop protection margins as a percentage of sales were 22 percent this quarter, compared to 23 percent in the same period last year. This slight decline is a result of the significantly earlier spring season last year moving traditionally third quarter higher margin products into the second quarter of 2012, and wholesale products experiencing a higher sales mix in the current quarter of 2013. First half 2013 crop protection margins as a percentage of sales were 20 percent, on par with the same period in 2012.

Seed sales were $809-million in the second quarter of 2013, up from $712-million in the second quarter last year as a result of the delayed spring planting season in the current year and the historical early planting season last year. Gross profit was $140-million this quarter, 12 percent higher than the $125-million reported last year. Seed margins as a percentage of sales were 17 percent in the second quarter of 2013, in-line with the margins reported in the same period for 2012. For the first half of 2013, seed margins were 17 percent, 1 percent higher than reported in the same period for 2012.

Sales of merchandise in the second quarter of 2013 were $142-million, compared to $157-million in the same period last year. Gross profit for this product line was $23-million this quarter, compared to $32-million reported in the second quarter of 2012. This decrease is due to low cattle and sheep prices in Australia during the current quarter which led farmers in this region to be more cautious on discretionary spending on general merchandise and animal related products.

Services and other sales were $279-million this quarter, compared to the $264-million reported in the second quarter of 2012. Gross profit was $149-million in the second quarter of 2013, compared to $147-million for the same period last year.

Retail selling expenses for the second quarter of 2013 were $538-million compared to $520-million in the same period last year. The majority of this variance is related to increased operating costs and the associated depreciation and amortization of retail locations acquired in 2012. Selling expenses as a percentage of sales decreased to 9.7 percent in the second quarter of 2013 compared to 10.0 percent reported in the second quarter last year.

Wholesale

Wholesale’s 2013 second quarter sales were $1.5-billion, lower than the $1.6-billion reported in the same quarter last year. Gross profit was $486-million this quarter, compared to $652-million in the second quarter of 2012. Wholesale reported EBITDA of $517-million in the second quarter of 2013, a decrease of $160-million from the same period last year. Wholesale’s Adjusted EBITDA, defined as EBITDA before finance costs, income taxes, depreciation, and amortization of our joint ventures (predominantly related to our 50 percent ownership in the Profertil nitrogen facility) was $525-million this quarter, compared to $686-million reported in the same period last year. Wholesale’s results this quarter were primarily impacted by lower realized sales prices for urea, potash and phosphate as a consequence of global market pressures accompanied by an unplanned outage at our Redwater nitrogen facility.

Nitrogen gross profit in the second quarter of 2013 was $294-million, compared to $412-million in the same quarter last year. Nitrogen sales volumes were 1,103,000 tonnes in the second quarter of 2013, down 113,000 tonnes from the same period last year as a result of an unplanned outage at our Redwater facility in June which led to lower urea and nitrogen solutions sales volumes. Realized sales prices for ammonia were stronger than the second quarter last year, while urea was impacted by a significant drop in benchmark pricing during the quarter. Nitrogen cost of product sold was $315 per tonne this quarter, an increase from the $235 per tonne reported in the second quarter of 2012 due primarily to higher natural gas costs and expenses associated with the Redwater outage and subsequent advancement of the planned September turnaround at the facility into the month of June. Our average nitrogen gross margins were $267 per tonne this quarter, compared to $339 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $3.67/MMBtu this quarter ($3.73/MMBtu including the impact of realized losses on natural gas derivatives), compared to $2.09/MMBtu for the same period in 2012 ($2.57/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not cost of product sold, thus are not part of the calculation of gross profit. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2013 was $4.09/MMBtu, compared to $2.26/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.56/MMBtu discount to NYMEX in the second quarter of 2013, comparable to the $0.44/MMBtu discount in the second quarter of 2012.

Potash gross profit for the second quarter of 2013 was $120-million, compared to $153-million reported in the same quarter last year. The decrease was driven by lower realized sales prices in both international and domestic markets. The impact from lower prices was partially offset by an increase in total sales volumes to 544,000 tonnes in the current quarter versus 512,000 tonnes in the same period last year. International sales volumes were 33 percent higher in the second quarter of 2013 than the same period last year following the settlement of new contracts with China and India in early 2013. Domestic sales volumes were 243,000 tonnes this quarter, down from 285,000 tonnes in the second quarter of 2012. Potash cost of product sold was $168 per tonne this quarter, $13 per tonne lower than the $181 per tonne reported in the second quarter of 2012 as a result of a higher percentage of international volumes and lower freight costs on domestic sales as compared to the same quarter last year. Gross margin on a per tonne basis was $221 in the second quarter of 2013, compared to the $299 per tonne realized during the same quarter in 2012.

Phosphate gross profit was $27-million in the second quarter of 2013, compared to $42-million in the same quarter last year. The decrease was primarily due to lower realized sales prices resulting from weaker global market conditions, particularly in relation to demand from India. Realized phosphate sales prices were $667 per tonne this quarter, a decrease from $713 per tonne in the same period last year. Phosphate cost of product sold was $584 per tonne in the second quarter of 2013, a slight increase from $581 per tonne in the same period last year. Phosphate sales volumes were 317,000 tonnes in the second quarter of 2013, slightly higher than 313,000 tonnes in the second quarter last year. On a per tonne basis, gross margin in the second quarter of 2013 decreased to $83 per tonne, compared to $132 per tonne in the same period last year.

Product purchased for resale gross profit was $8-million this quarter, compared to $15-million in the second quarter of 2012. The decrease was primarily a result of lower international sales volumes and lower margins on domestic nitrogen products. Gross profit on ammonium sulfate and other was $7-million higher than the same period last year, as unfavourable weather conditions in the first quarter of 2013 pushed sales into the second quarter and input costs for sulfur declined compared to the same period last year.

Wholesale expenses in the second quarter of 2013 were $33-million, compared to $24-million in the second quarter of 2012. The increase in expenses was driven primarily by an increase in environmental remediation costs and asset decommissioning at the Kapuskasing mine.

Advanced Technologies

AAT reported a record quarterly gross profit of $39-million in the second quarter of 2013, an increase of $3-million over the $36-million reported in the same period last year. EBITDA was also a record $24-million in the second quarter, a 20 percent increase over the $20-million reported in the same period last year. The year-over-year improvement was primarily due to increased ESN volumes as a result of gains in market acceptance in North America for this product and incremental production at our New Madrid facility which was completed in the second half of 2012.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2013 was $39-million, compared to $24-million for the second quarter of 2012. The favorable increase was primarily driven by a $39-million favorable change in share-based payments expense, where there was a $30-million recovery in the second quarter of 2013 compared to a $9-million charge in the second quarter of 2012. This was largely caused by a depreciation of our share price during the second quarter of 2013 compared to an appreciation of our share price during the second quarter of 2012.

The increased EBITDA was partially offset by the 2012 one-time recovery on the settlement of the sale of the commodity management business which was not repeated in 2013 coupled with non-recurring proxy defense costs in the second quarter of 2013 compared to the second quarter of 2012.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2013 compared to December 31, 2012.

(millions of U.S. dollars, except as noted)	June 30, 2013	December 31, 2012	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	494	658	(164)	(25%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	3,845	2,224	1,621	73%	Increased sales during the spring season resulted in higher Retail trade and vendor rebates receivable
Income taxes receivable	11	32	(21)	(66%)	The U.S. current income tax position moved from income taxes receivable at year end to income taxes payable
Inventories	2,913	3,094	(181)	(6%)	Inventory drawdown due to increased seasonal sales activity
Advance on acquisition of Viterra Inc.	762	1,792	(1,030)	(57%)	Glencore International plc (“Glencore”) completed the sale of Viterra Inc.’s (“Viterra”) minority interest in the Medicine Hat nitrogen facility to CF Industries Holdings Inc. (“CF”)
Prepaid expenses and deposits	114	740	(626)	(85%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring
Current liabilities
Short-term debt	459	1,314	(855)	(65%)	Repayment of short-term multi-jurisdictional facility
Accounts payable	3,615	3,479	136	4%	Increased Retail inventory purchases due to increased sales activity, partially offset by drawdown of customer prepayments during the spring application season
Income taxes payable	57	137	(80)	(58%)	Final payment of 2012 Canadian taxes in the first quarter of 2013 partially offset by an increase in the excess accrued current taxes over related installments for Canada and the U.S.
Current portion of long-term debt	—	518	(518)	(100%)	Repayment of floating rate bank loans along with South American debt that matured in the first half of 2013
Current portion of other provisions	71	108	(37)	(34%)	Legacy site environmental remediation liability reclassified to non-current based on updated spending projections

Working capital	3,937	2,984	953	32%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change
Cash provided by operating activities	298	1,135	(837)
Cash provided by (used in) investing activities	119	(578)	697
Cash (used in) provided by financing activities	(548)	75	(623)
Effect of exchange rate changes on cash and cash equivalents	(33)	(6)	(27)

(Decrease) increase in cash and cash equivalents	(164)	626	(790)

The sources and uses of cash for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 are summarized below:

Cash provided by operating activities – Drivers behind the $837-million source of cash decrease

Use of cash

•   $127-million decrease in consolidated net earnings.

•   $70-million decrease in non-cash items, resulting primarily from a change of $87-million in share-based payments coupled with an increase in deferred income taxes recovery of $58-million. This was offset by an increase in depreciation and amortization of $45-million during the first six months of 2013.

•   $652-million decrease in non-cash working capital. The decrease was primarily driven by a lower reduction in inventory and a lower increase in accounts payable during the first six months of 2013 versus the first six months of 2012 due to an earlier spring application season in 2012.

Cash provided by (used in) investing activities – Drivers behind the $697-million source of cash increase

Source of cash

•   $932-million increase provided from the repayment of the advance to Glencore.

•   $23-million decrease for acquisitions due to fewer Retail tuck-in acquisitions occurring during the first six months of 2013 versus the first six months of 2012.

Use of cash	• $275-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash (used in) provided by financing activities – Drivers behind the $623-million use of cash increase

Source of cash	• On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

Use of cash

•   $900-million increase due to the repayment of $816-million in short-term debt during the first six months of 2013 compared to cash provided by short-term debt of $84-million during the first six months of 2012.

•   $519-million repayment of long-term debt during the first six months of 2013.

•   $113-million increase in dividends paid during the first six months of 2013 resulting from increasing the 2013 first quarter dividend to $0.50 per share from $0.225 per share in 2012. In addition, Agrium announced the declaration and payment of dividends on a quarterly basis starting in 2013 which resulted in doubling the cash outflow for the period.

•   $62-million increase for the purchase and cancellation of common shares under our normal course issuer bid during the first six months of 2013.

Capital Expenditures

	Six months ended June 30,
(millions of U.S. dollars)	2013	2012
Investing capital	541	265
Sustaining capital	231	232

Total	772	497

Our investing capital expenditures increased in the first half of 2013 compared to the first half of 2012 due to continued activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt at June 30, 2013 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2017	2,500	2,280	220
European facilities expiring 2013	344	139	205
South American facilities expiring 2013 - 2014	108	74	34

	2,952	2,493	459

Outstanding letters of credit		95

Remaining capacity available		2,398

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at July 31, 2013 was approximately 147 million. At July 31, 2013, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION *

(millions of U.S. dollars, except per share amounts)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Sales	7,016	3,224	3,157	2,832	6,772	3,571	3,177	3,141
Gross profit	1,722	716	987	739	1,851	785	1,045	888
Net earnings from continuing operations	747	141	354	129	860	155	327	293
Net earnings	747	141	354	129	860	155	193	293
Earnings per share from continuing operations
-basic	5.02	0.94	2.34	0.80	5.44	0.97	2.05	1.86
-diluted	5.02	0.94	2.34	0.80	5.44	0.97	2.04	1.85
Earnings per share
-basic	5.02	0.94	2.34	0.80	5.44	0.97	1.20	1.86
-diluted	5.02	0.94	2.34	0.80	5.44	0.97	1.20	1.85

*	2012 results have been restated to reflect the adoption of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. 2011 results have not been restated.

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

As described in our annual MD&A included in our 2012 Annual Report, we have agreed to purchase certain agri-products assets of Viterra from Glencore which acquired Viterra on December 17, 2012. On April 30, 2013, CF, holder of a 66 percent interest in the Medicine Hat facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million (U.S.$932-million), which is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Refer to note 4 of the Summarized Notes to the Consolidated Financial Statements for further information.

NORMAL COURSE ISSUER BID

On May 14, 2013, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,472,587 common shares on the TSX and New York Stock Exchange during the period from May 21, 2013 to May 20, 2014 with a daily purchase limit of 133,301 common shares on the TSX. During the three months ended June 30, 2013, we purchased approximately one million shares for total consideration of approximately $88-million under our NCIB. From July 1, 2013 to July 31, 2013, we purchased approximately one million shares for total consideration of approximately $91-million. Refer to note 10 of the Summarized Notes to the Consolidated Financial Statements for further information.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT, EBITDA and Adjusted EBITDA. We consider EBIT, EBITDA and Adjusted EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA and Adjusted EBITDA are not recognized measures under IFRS, and our method of calculation may not be comparable to other companies. In addition, these measures should not be used as alternatives to net earnings as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

The following table is a reconciliation of EBIT, EBITDA and Adjusted EBITDA to net earnings as determined in accordance with IFRS:

	Three months ended June 30, 2013					Three months ended June 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	619	525	24	39	1,207	605	686	20	24	1,335
Equity accounted joint ventures:
Finance costs and income taxes	—	7	—	—	7	—	6	—	—	6
Depreciation and amortization	—	1	—	—	1	—	3	—	—	3

EBITDA	619	517	24	39	1,199	605	677	20	24	1,326
Depreciation and amortization	57	64	8	3	132	49	49	6	4	108

EBIT	562	453	16	36	1,067	556	628	14	20	1,218

Finance costs related to long-term debt					(21)					(22)
Other finance costs					(21)					(9)
Income taxes					(278)					(327)

Net earnings					747					860

	Six months ended June 30, 2013					Six months ended June 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	644	909	30	(25)	1,558	706	1,048	22	(104)	1,672
Equity accounted joint ventures:
Finance costs and income taxes	—	14	—	—	14	—	3	—	—	3
Depreciation and amortization	—	3	—	—	3	—	5	—	—	5

EBITDA	644	892	30	(25)	1,541	706	1,040	22	(104)	1,664
Depreciation and amortization	110	112	14	6	242	93	83	13	8	197

EBIT	534	780	16	(31)	1,299	613	957	9	(112)	1,467

Finance costs related to long-term debt					(43)					(44)
Other finance costs					(39)					(19)
Income taxes					(329)					(389)

Net earnings					888					1,015

Supplemental Information 5, Selected Financial Measures, also provides certain ratios that are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Ratio definitions are provided in Supplemental Information 6, Accompanying Notes to Supplemental Information. Return on operating capital employed, return on capital employed, and average non-cash working capital to sales presented in Supplemental Information 5 are measures classified as additional IFRS financial measures, where they reflect Consolidated Agrium. We consider these measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report. Since the date of our 2012 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013 Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. Refer to note 3 of the Summarized Notes to the Consolidated Financial Statements for further information.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 - 77 in our 2012 Annual Report has not changed materially since December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2012 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Weather was an important driver of agricultural and crop input markets in the second quarter of 2013. U.S. spring planting was significantly later than average due to heavy precipitation early in the planting season. Once conditions dried sufficiently to allow planting, the spring application season was compressed and intense. While late planting tends to increase yield risk in corn because the crop pollinates later in the year (when temperatures are higher), U.S. crop conditions are near normal levels, which points to a significant improvement in yields versus 2012. Improved global crop production prospects have pushed crop prices lower. While analysts expect crop prices to be below levels of the past two years, they are expected to remain significantly above historical averages. The United States Department of Agriculture (“USDA”) projects that global grains and oilseeds production will increase by 7 percent in 2013/14, but global grains and oilseeds ending stocks are projected to remain relatively tight, meaning that agricultural prices will need to remain high enough to maintain a strong global area base.

The late, wet spring has provided increased weed and disease pressure this year, particularly as the growing season has returned to a more normal pattern compared to last year, which is expected to be supportive of demand for crop protection products this summer.

Retail dealers sought to end the 2012/13 fertilizer year with minimal inventories, as a result of the uncertainty in global crop nutrient markets this year, which should support crop nutrient demand in advance of the fall 2013 application season. We also expect that due to potentially high corn yields, soil nutrient uptake will be higher this year and will reinforce grower demand for nutrients in the back half of 2013. Nitrogen prices declined in the second quarter of 2013 as the Northern Hemisphere’s spring season ended and the market anticipated Chinese export supplies to enter the market in July. There remains uncertainty as to how much urea China will export in 2013, given exports in the first half of 2013 and the beginning of the export period were significantly higher than 2012. However, current market prices are less attractive to Chinese exporters. In response to reduced prices, some of the world’s marginal nitrogen producers have shut down. In India, the monsoon season has been good so far, which should favor strong nitrogen demand.

The phosphate market has been impacted by the uncertainty over the timing and volume of Indian phosphate imports in particular. Indian phosphate imports are expected to decline in 2013/14, due to the changes in domestic subsidies and a further recent devaluation of the rupee. However, Indian buyers are still expected to purchase significant volumes due to the strong monsoon season and some benefit from lower Indian Maximum Retail Prices that are expected to pass onto growers. Other global buyers have purchased only as needed to meet sales; however, demand in South America has been relatively strong. In the first half of 2013, Brazilian DAP/MAP imports were up 52 percent from 2012 levels and Brazilian importers are traditionally most active in the second half of the year.

Global shipments of potash were strong in the second quarter and first half of 2013, supported by Chinese first half potash imports being the highest since 2007 and Brazilian imports on a record pace for 2013. In North America, strong potash shipments in the first three quarters of the 2012/13 fertilizer year, combined with the goal of minimal inventories by the end of the spring season, reduced second quarter demand compared to 2012. However, the recent announcement by Uralkali to exit the Belarusian Potash Company marketing agency and to significantly increase its operating rate in the future has added uncertainty to the outlook for potash markets. Time will be needed to evaluate how global producers and customers are likely to respond and what the implications are for the short and long-term outlook for the potash industry. Irrespective, U.S. domestic demand is expected to be solid in the fourth quarter, as nutrient removal for all three nutrients should be strong given the expected rebound in North American crop yields this year, and given that domestic retailers ended the spring season with minimal inventories. Globally, Brazil is expected to keep on a record pace for the year as they move into their busiest application period.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the proposed acquisition of the Agri-products Business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with Agrium’s proposed acquisition of the Agri-products Business of Viterra including that completion of the acquisition of the assets proposed to be purchased by Agrium as well as the timing thereof is dependent on the receipt of the necessary regulatory approvals and the satisfaction of other conditions precedent to closing and there can be no assurances that such regulatory approvals will be received, and that the other conditions to closing will be satisfied, in a timely fashion, or at all; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2013 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 8th, 2013 at 7:30 a.m. MT (9:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales	7,016	6,772	10,240	10,343
Cost of product sold	5,294	4,921	7,802	7,707

Gross profit	1,722	1,851	2,438	2,636
Expenses
Selling	559	540	968	909
General and administrative	68	102	170	259
Earnings from associates and joint ventures	(15)	(13)	(28)	(34)
Other expenses (note 5)	43	4	29	35

Earnings before finance costs and income taxes	1,067	1,218	1,299	1,467
Finance costs related to long-term debt	21	22	43	44
Other finance costs	21	9	39	19

Earnings before income taxes	1,025	1,187	1,217	1,404
Income taxes	278	327	329	389

Net earnings	747	860	888	1,015

Attributable to:
Equity holders of Agrium	749	860	890	1,013
Non-controlling interest	(2)	—	(2)	2

Net earnings	747	860	888	1,015

Earnings per share attributable to equity holders of Agrium (note 6)
Basic earnings per share	5.02	5.44	5.96	6.41
Diluted earnings per share	5.02	5.44	5.96	6.41

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net earnings	747	860	888	1,015
Other comprehensive loss
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	1	—	1	—
Foreign currency translation
Losses	(219)	(48)	(243)	(13)
Associates and joint ventures (loss) income	—	(2)	1	(2)

	(218)	(50)	(241)	(15)

Items that will not be reclassified to earnings
Post-employment benefits
Actuarial losses	—	(22)	—	(22)
Deferred income taxes	—	6	—	6

	—	(16)	—	(16)

Other comprehensive loss	(218)	(66)	(241)	(31)

Comprehensive income	529	794	647	984

Attributable to:
Equity holders of Agrium	531	794	649	983
Non-controlling interest	(2)	—	(2)	1

Comprehensive income	529	794	647	984

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Operating
Net earnings	747	860	888	1,015
Items not affecting cash
Depreciation and amortization	132	108	242	197
Earnings from associates and joint ventures	(15)	(13)	(28)	(34)
Share-based payments	(30)	9	(14)	73
Unrealized loss (gain) on derivative financial instruments	3	(15)	(4)	(14)
Unrealized foreign exchange (gain) loss	(12)	(2)	4	(8)
Deferred income taxes	(64)	(12)	(64)	(6)
Other	11	4	18	16
Dividends from associates and joint ventures	14	2	15	3
Net changes in non-cash working capital	(843)	(440)	(759)	(107)

Cash (used in) provided by operating activities	(57)	501	298	1,135

Investing
Acquisitions, net of cash acquired	(15)	(3)	(49)	(72)
Repayment of advance on acquisition of Viterra Inc. (note 4)	932	—	932	—
Capital expenditures	(426)	(288)	(772)	(497)
Investments in associates and joint ventures	—	—	—	10
Purchase of investments	—	(1)	(8)	(3)
Other	(22)	(39)	(30)	(45)
Net changes in non-cash working capital	32	26	46	29

Cash provided by (used in) investing activities	501	(305)	119	(578)

Financing
Short-term debt	(881)	41	(816)	84
Long-term debt issued	1,000	14	1,010	21
Transaction costs on long-term debt	(14)	—	(14)	—
Repayment of long-term debt	(478)	(1)	(519)	(1)
Dividends paid	(74)	—	(149)	(36)
Shares issued	—	—	2	7
Shares repurchased	(62)	—	(62)	—

Cash (used in) provided by financing activities	(509)	54	(548)	75

Effect of exchange rate changes on cash and cash equivalents	(26)	(11)	(33)	(6)

(Decrease) increase in cash and cash equivalents	(91)	239	(164)	626
Cash and cash equivalents – beginning of period (note 3)	585	1,674	658	1,287

Cash and cash equivalents – end of period	494	1,913	494	1,913

Included in operating activities
Interest paid	18	12	74	56
Interest received	16	19	31	35
Income taxes paid	200	81	455	145
Included in investing activities
Interest paid	13	5	22	9

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2013	2012 Restated (note 3)	2012 Restated (note 3)
Assets
Current assets
Cash and cash equivalents	494	1,913	658
Accounts receivable	3,845	3,702	2,224
Income taxes receivable	11	15	32
Inventories	2,913	2,325	3,094
Advance on acquisition of Viterra Inc. (note 4)	762	—	1,792
Prepaid expenses and deposits	114	142	740

	8,139	8,097	8,540
Property, plant and equipment (note 10)	3,940	2,806	3,484
Intangibles	649	645	636
Goodwill	2,250	2,290	2,349
Investments in associates and joint ventures	628	574	627
Other assets	120	54	99
Deferred income tax assets	81	59	70

	15,807	14,525	15,805

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 7)	459	294	1,314
Accounts payable	3,615	3,290	3,479
Income taxes payable	57	197	137
Current portion of long-term debt (note 7)	—	529	518
Current portion of other provisions	71	84	108

	4,202	4,394	5,556
Long-term debt (note 7)	3,066	1,574	2,069
Provisions for post-employment benefits	177	201	184
Other provisions	449	390	413
Other liabilities	67	64	79
Deferred income tax liabilities	517	562	584

	8,478	7,185	8,885

Shareholders’ equity
Share capital	1,880	2,001	1,890
Retained earnings	5,618	5,338	4,955
Accumulated other comprehensive (loss) income (note 9)	(170)	(4)	71

Equity holders of Agrium	7,328	7,335	6,916
Non-controlling interest	1	5	4

Total equity	7,329	7,340	6,920

	15,807	14,525	15,805

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,013	—	1,013	2	1,015
Other comprehensive loss, net of tax
Post-employment benefits	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	(12)	(12)	(1)	(13)
Associates and joint ventures	—	—	—	(2)	(2)	—	(2)

Comprehensive income, net of tax	—	—	997	(14)	983	1	984
Dividends	—	—	(79)	—	(79)	—	(79)
Share-based payment transactions	—	7	—	—	7	—	7

June 30, 2012	158	2,001	5,338	(4)	7,335	5	7,340

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

Net earnings (loss)	—	—	890	—	890	(2)	888
Other comprehensive income (loss), net of tax
Available for sale financial instruments	—	—	—	1	1	—	1
Foreign currency translation	—	—	—	(243)	(243)	—	(243)
Associates and joint ventures	—	—	—	1	1	—	1

Comprehensive income, net of tax	—	—	890	(241)	649	(2)	647
Dividends	—	—	(149)	—	(149)	—	(149)
Non-controlling interest transactions	—	—	(2)	—	(2)	(1)	(3)
Shares repurchased	(1)	(12)	(76)	—	(88)	—	(88)
Share-based payment transactions	—	2	—	—	2	—	2

June 30, 2013	148	1,880	5,618	(170)	7,328	1	7,329

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

•	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 7, 2013. We prepared these interim financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2012 Annual Report, available at www.agrium.com.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Significant Accounting Policies

Except as described below, the accounting policies applied in this consolidated interim financial report are the same as those applied by Agrium in our 2012 Annual Report. The following changes in accounting policies will be reflected in our 2013 Annual Report.

Standard/ Interpretation	Description	Date and method of adoption	Impact
IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting.	January 1, 2013; in accordance with IFRS 11	See note 3 for impact on adoption.

IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We will add disclosures about our interests in other entities on adoption in our annual financial statements.

IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	There has been no material impact on adoption.

IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013; retrospectively	We eliminated the corridor approach on adoption of IFRS. The balance of requirements have been adopted in 2013 with no material impact. We will provide new disclosures required by IAS 19 in our annual financial statements.

IFRS 7	Offsetting Financial Assets and Liabilities contains new disclosure requirements for amounts offset or subject to master netting arrangements.	January 1, 2013	There has been no material impact on adoption.

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset, and how that asset should be measured.	January 1, 2013	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

3.	Impact of Application of IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 has changed the classification and subsequent accounting of our investment in Profertil S.A. and other joint arrangements, previously accounted for using the proportionate consolidation method. Under IFRS 11, Profertil S.A. and other joint arrangements are classified as joint ventures and our interest is accounted for using the equity method.

Impact of IFRS 11 on net earnings	Three months ended June 30,	Six months ended June 30,
	2012	2012
Decrease in sales	(62)	(120)
Decrease in cost of product sold	(43)	(86)

Decrease in gross profit	(19)	(34)
Decrease in selling and general and administrative expenses	(3)	(6)
Decrease in other expenses	(1)	(1)
Decrease in other finance costs	(1)	(1)
Decrease in income taxes	(5)	(2)
Increase in earnings from associates and joint ventures	(9)	(24)

Impact on net earnings	—	—

Impact of IFRS 11 on assets and liabilities	June 30, 2012			December 31, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	8,269	(172)	8,097	8,712	(172)	8,540
Property, plant and equipment	3,014	(208)	2,806	3,698	(214)	3,484
Investments in associates and joint ventures	383	191	574	382	245	627
Other assets	54	—	54	130	(31)	99
Current liabilities	4,506	(112)	4,394	5,647	(91)	5,556
Long-term debt	1,607	(33)	1,574	2,115	(46)	2,069
Other liabilities	65	(1)	64	80	(1)	79
Deferred income tax liabilities	605	(43)	562	618	(34)	584

Cash and cash equivalents	1,946	(33)	1,913	726	(68)	658

Impact of IFRS 11 on cash flows	Three months ended June 30,	Six months ended June 30,
	2012	2012
Increase in cash provided by operating activities	43	15
Decrease in cash used in investing activities	9	18
Decrease in cash provided by financing activities	(7)	(7)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	Business Acquisition

As described in our 2012 Annual Report, we have agreed to acquire certain agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) which acquired Viterra on December 17, 2012. Our purchase price, subject to adjustments, for the agri-products assets is Cdn$1.775-billion, including Viterra’s 34 percent interest in a nitrogen facility located in Medicine Hat. On April 30, 2013, CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million (U.S.$932-million), which is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Our acquisition of the agri-products assets from Viterra is subject to regulatory approval.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance, adjusted for foreign exchange translation and after deducting the amount received in the CF transaction and other adjustments, at June 30, 2013 is $762-million (December 31, 2012 – $1.792-billion). The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by: i) the transfer of the agri-products assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from the business assets, and for working capital and other adjustments.

5.	Other Expenses

Other expenses	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Realized loss (gain) on derivative financial instruments	—	12	(14)	24
Unrealized loss (gain) on derivative financial instruments	3	(15)	(4)	(14)
Interest income	(16)	(19)	(31)	(35)
Foreign exchange loss	8	11	26	11
Environmental remediation and asset retirement obligations	3	—	4	12
Bad debt expense	21	16	26	24
Potash profit and capital tax	8	8	12	13
Other	16	(9)	10	—

	43	4	29	35

6.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Numerator
Net earnings for the period	749	860	890	1,013

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	149	158	149	158

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7.	Debt

	June 30, 2013			December 31, 2012
	Total	Unutilized	Utilized	Restated (note 3) Utilized
Short-term debt
Multi-jurisdictional facility expiring 2017	2,500	2,280	220	1,100
European facilities expiring 2013	344	139	205	192
South American facilities expiring 2013 - 2014	108	74	34	22

	2,952	2,493	459	1,314

Outstanding letters of credit		95

Remaining capacity available		2,398

			June 30, 2013	December 31, 2012
				Restated (note 3)
Long-term debt
Floating rate bank loans due 2014 - 2015			57	106
Floating rate bank loans due 2013			—	460
7.7% debentures due 2017			100	100
6.75% debentures due 2019			500	500
3.15% debentures due 2022			500	500
3.5% debentures due 2023			500	—
7.8% debentures due 2027			125	125
7.125% debentures due 2036			300	300
6.125% debentures due 2041			500	500
4.9% debentures due 2043			500	—
Other			21	21

			3,103	2,612
Unamortized transaction costs			(37)	(25)
Current portion of long-term debt			—	(518)

			3,066	2,069

During the three months ended June 30, 2013, we increased the total capacity available under our multi-jurisdictional facility from $1.6-billion to $2.5-billion and extended the term by one year to 2017.

On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

Our base shelf prospectus permits up to an additional $1.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
June 30, 2013
Fair value through profit or loss
Cash and cash equivalents	494	—	494
Foreign exchange derivative financial instruments	(7)	—	(7)
Gas and power derivative financial instruments	(6)	2	(4)
Available for sale	35	—	35

June 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,913	—	1,913
Gas and power derivative financial instruments	(24)	9	(15)
Available for sale	32	—	32

December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	658	—	658
Foreign exchange derivative financial instruments	—	4	4
Gas and power derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40

We determine fair value for financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. Fair value for financial instruments classified as Level 2 is estimated using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs.

We determine the fair value of foreign exchange derivative contracts using the income approach. We determine the fair value of gas and power derivative contracts using the market approach. Inputs to fair value determinations include, but are not limited to, current spot prices and forward pricing curves for natural gas and power, current published interest rates and foreign currency exchange rates, market volatility, our own credit risk and counterparty credit risk.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended June 30, 2013 (June 30, 2012 – no transfers). We do not measure any of our financial instruments using Level 3 inputs.

Fair value and carrying value of long-term debt	June 30, 2013
	Fair value	Carrying value
Long-term debt
Debentures – amortized cost	3,197	3,025
Floating rate debt – amortized cost	78	78

	3,275	3,103

Fair value of long-term debt is determined based on comparable debt instruments. Carrying value of floating rate debt and all other financial instruments approximates fair value due to the short-term nature of the instruments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Associates and joint ventures	Total accumulated other comprehensive income (loss)
December 31, 2011	(1)	11	—	10
Losses	—	(12)	(2)	(14)

June 30, 2012	(1)	(1)	(2)	(4)

December 31, 2012	—	74	(3)	71
Gains (losses)	1	(243)	1	(241)

June 30, 2013	1	(169)	(2)	(170)

10.	Additional Information

Property, plant and equipment

During the six months ended June 30, 2013, we added $471-million to assets under construction at our Vanscoy Potash facility.

Dividends

June 30, 2013
Declared			Paid to Shareholders	Total
Effective	Per share	Total
December 14, 2012	0.50	NA	January 17, 2013	75
February 22, 2013	0.50	75	April 18, 2013	74
April 9, 2013	0.50	74	July 18, 2013	NA

Share capital

During the six months ended June 30, 2013, we granted to officers and employees 395,759 Tandem Stock Appreciation Rights with a grant price of $101.13 and 193,398 Performance Share Units.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

Normal course issuer bid

During the three months ended June 30, 2013, we purchased one million shares for total consideration of $88-million under our normal course issuer bid (“NCIB”). From July 1, 2013 to July 31, 2013, we purchased one million shares for total consideration of $91-million. Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until May 20, 2014. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	Operating Segments

	Three months ended June 30,		Six months ended June 30,
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Sales
Retail
Crop nutrients	2,485	2,359	3,287	3,394
Crop protection products	1,848	1,727	2,634	2,561
Seed	809	712	1,094	1,028
Merchandise	142	157	262	287
Services and other	279	264	425	400

	5,563	5,219	7,702	7,670

Wholesale
Nitrogen	641	696	1,023	1,044
Potash	212	246	364	385
Phosphate	211	224	373	413
Product purchased for resale	329	385	681	783
Ammonium sulfate and other	103	95	183	174

	1,496	1,646	2,624	2,799

Advanced Technologies	207	178	340	313

Other	(250)	(271)	(426)	(439)

	7,016	6,772	10,240	10,343

Inter-segment sales
Retail	7	9	11	15
Wholesale	224	239	388	375
Advanced Technologies	19	23	27	49

	250	271	426	439

Net earnings
Retail	562	556	534	613
Wholesale	453	628	780	957
Advanced Technologies	16	14	16	9
Other	36	20	(31)	(112)

Earnings before finance costs and income taxes	1,067	1,218	1,299	1,467
Finance costs related to long-term debt	21	22	43	44
Other finance costs	21	9	39	19

Earnings before income taxes	1,025	1,187	1,217	1,404
Income taxes	278	327	329	389

Net earnings	747	860	888	1,015

	June 30, 2013	December 31, 2012
		Restated (note 3)
Total assets
Retail	9,258	8,338
Wholesale	4,606	4,262
Advanced Technologies	498	545
Other	1,445	2,660

	15,807	15,805

AGRIUM INC.

Supplemental Information 1a

Results by Segment

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,
	2013
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	5,556	1,272	188	—	7,016
- inter-segment	7	224	19	(250)	—

Total sales	5,563	1,496	207	(250)	7,016
Cost of product sold	4,421	1,010	168	(305)	5,294

Gross profit	1,142	486	39	55	1,722

Gross profit (%)	21	32	19		25

Selling	538	8	14	(1)	559
General and administrative	31	22	10	5	68
Earnings from associates and joint ventures	(3)	(12)	—	—	(15)
Other expenses (income)	14	15	(1)	15	43

EBIT (1)	562	453	16	36	1,067
EBITDA (2)	619	517	24	39	1,199
Adjusted EBITDA(2)	619	525	24	39	1,207

	Three months ended June 30,
	2012(3)
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	5,210	1,407	155	—	6,772
- inter-segment	9	239	23	(271)	—

Total sales	5,219	1,646	178	(271)	6,772
Cost of product sold	4,115	994	142	(330)	4,921

Gross profit	1,104	652	36	59	1,851

Gross profit (%)	21	40	20		27

Selling	520	9	14	(3)	540
General and administrative	33	10	11	48	102
(Earnings) loss from associates and joint ventures	(2)	(11)	(1)	1	(13)
Other (income) expenses	(3)	16	(2)	(7)	4

EBIT (1)	556	628	14	20	1,218
EBITDA (2)	605	677	20	24	1,326
Adjusted EBITDA(2)	605	686	20	24	1,335

(1)	Earnings (loss) before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 1b

Results by Segment

(Millions of U.S. dollars)

(Unaudited)

	Six months ended June 30,
	2013
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	7,691	2,236	313	—	10,240
- inter-segment	11	388	27	(426)	—

Total sales	7,702	2,624	340	(426)	10,240
Cost of product sold	6,184	1,810	275	(467)	7,802

Gross profit	1,518	814	65	41	2,438

Gross profit (%)	20	31	19		24

Selling	927	18	28	(5)	968
General and administrative	56	37	23	54	170
(Earnings) loss from associates and joint ventures	(4)	(26)	1	1	(28)
Other expenses (income)	5	5	(3)	22	29

EBIT (1)	534	780	16	(31)	1,299
EBITDA (2)	644	892	30	(25)	1,541
Adjusted EBITDA(2)	644	909	30	(25)	1,558

	Six months ended June 30,
	2012(3)
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	7,655	2,424	264	—	10,343
- inter-segment	15	375	49	(439)	—

Total sales	7,670	2,799	313	(439)	10,343
Cost of product sold	6,139	1,801	256	(489)	7,707

Gross profit	1,531	998	57	50	2,636

Gross profit (%)	20	36	18		25

Selling	870	18	27	(6)	909
General and administrative	63	21	24	151	259
Earnings from associates and joint ventures	(4)	(27)	(2)	(1)	(34)
Other (income) expenses	(11)	29	(1)	18	35

EBIT (1)	613	957	9	(112)	1,467
EBITDA (2)	706	1,040	22	(104)	1,664
Adjusted EBITDA(2)	706	1,048	22	(104)	1,672

(1)	Earnings (loss) before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,						Six months ended June 30,
	2013			2012 (3)			2013			2012 (3)
	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit
Retail (2)
Crop nutrients	2,485	2,061	424	2,359	1,959	400	3,287	2,742	545	3,394	2,839	555
Crop protection products	1,848	1,442	406	1,727	1,327	400	2,634	2,100	534	2,561	2,038	523
Seed	809	669	140	712	587	125	1,094	910	184	1,028	859	169
Merchandise	142	119	23	157	125	32	262	217	45	287	232	55
Services and other	279	130	149	264	117	147	425	215	210	400	171	229

	5,563	4,421	1,142	5,219	4,115	1,104	7,702	6,184	1,518	7,670	6,139	1,531

Wholesale
Nitrogen	641	347	294	696	284	412	1,023	556	467	1,044	477	567
Potash	212	92	120	246	93	153	364	160	204	385	145	240
Phosphate	211	184	27	224	182	42	373	309	64	413	308	105
Product purchased for resale	329	321	8	385	370	15	681	667	14	783	757	26
Ammonium sulfate and other	103	66	37	95	65	30	183	118	65	174	114	60

	1,496	1,010	486	1,646	994	652	2,624	1,810	814	2,799	1,801	998

Advanced Technologies
Turf and ornamental	109	87	22	105	87	18	178	145	33	184	153	31
Agriculture	98	81	17	73	55	18	162	130	32	129	103	26

	207	168	39	178	142	36	340	275	65	313	256	57

Other inter-segment eliminations	(250)	(305)	55	(271)	(330)	59	(426)	(467)	41	(439)	(489)	50

Total	7,016	5,294	1,722	6,772	4,921	1,851	10,240	7,802	2,438	10,343	7,707	2,636

Wholesale equity accounted joint ventures:
Nitrogen	50	36	14	47	28	19	89	60	29	83	52	31
Product purchased for resale	32	30	2	24	22	2	63	60	3	47	44	3

	82	66	16	71	50	21	152	120	32	130	96	34

Total Wholesale including equity accounted joint ventures	1,578	1,076	502	1,717	1,044	673	2,776	1,930	846	2,929	1,897	1,032

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $911-million (2012 - $814-million) and gross profit was $132-million (2012 - $130-million) for the three months ended June 30. International Retail sales were $1,477-million (2012 - $1,399-million) and gross profit was $230-million (2012 - $239-million) for the six months ended June 30.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended June 30,
	2013				2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	3,407	616			3,209	634
International	684	566			529	612

Total crop nutrients	4,091	607	504	103	3,738	631	524	107

Wholesale
Nitrogen
Domestic
Ammonia	419	743			420	680
Urea	377	547			418	636
Other	307	406			378	387

Total nitrogen	1,103	582	315	267	1,216	574	235	339

Potash
Domestic	243	470			285	539
International	301	324			227	406

Total potash	544	389	168	221	512	480	181	299

Phosphate	317	667	584	83	313	713	581	132

Product purchased for resale	710	462	451	11	806	476	457	19
Ammonium sulfate	98	451	198	253	85	443	242	201
Other	115				118

Total Wholesale	2,887	518	350	168	3,050	540	326	214

Wholesale equity accounted joint ventures:
Nitrogen
International	110	455	328	127	81	567	340	227
Product purchased for resale	84	381	357	24	60	410	378	32

	194	423	341	82	141	501	356	145

Total Wholesale including equity accounted joint ventures	3,081	512	349	163	3,191	538	327	211

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Six months ended June 30,
	2013				2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	4,468	607			4,590	627
International	1,031	557			859	603

Total crop nutrients	5,499	598	499	99	5,449	623	521	102

Wholesale
Nitrogen
Domestic
Ammonia	612	700			646	624
Urea	699	545			689	599
Other	538	397			609	376

Total nitrogen	1,849	553	301	252	1,944	537	245	292

Potash
Domestic	441	471			447	550
International	481	325			344	403

Total potash	922	395	174	221	791	486	182	304

Phosphate	549	680	564	116	556	742	554	188

Product purchased for resale	1,473	462	453	9	1,634	479	463	16
Ammonium sulfate	170	444	193	251	171	432	221	211
Other	209				198

Total Wholesale	5,172	507	350	157	5,294	529	340	189

Wholesale equity accounted joint ventures:
Nitrogen
International	188	473	319	154	158	522	327	195
Product purchased for resale	163	387	369	18	121	390	365	25

	351	433	342	91	279	465	343	122

Total Wholesale including equity accounted joint ventures	5,523	503	350	153	5,573	526	341	185

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,
	2013				2012 (1)
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	2	52	3	57	2	40	7	49
Wholesale
Nitrogen	21				19
Potash	17				13
Phosphate	17				15
Product purchased for resale	—				1
Ammonium sulfate and other	2				1

	57	—	7	64	49	—	—	49
Advanced Technologies	5	—	3	8	3	—	3	6
Other	—	—	3	3	—	—	4	4

Total	64	52	16	132	54	40	14	108

	Six months ended June 30,
	2013				2012 (1)
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	3	101	6	110	3	78	12	93
Wholesale
Nitrogen	36				33
Potash	28				19
Phosphate	31				27
Product purchased for resale	—				1
Ammonium sulfate and other	3				2

	98	—	14	112	82	—	1	83
Advanced Technologies	8	—	6	14	7	—	6	13
Other	—	—	6	6	—	—	8	8

Total	109	101	32	242	92	78	27	197

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

	Rolling four quarters ended June 30,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Return on operating capital employed (%)	15	21	18	29

Return on capital employed (%)	8	15	9	19

Average non-cash working capital to sales (%)	20	16	20	16

Operating coverage ratio (%)	72	52	70	48

EBITDA to sales (%)	8	15	8	17

	June 30,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Non-cash working capital	2,737	3,140	2,524	2,613

	Six months ended June 30,
	2013		2012
	Retail		Retail
Comparable store sales (%)	(3)		15

Normalized comparable store sales (%)	1		13

Domestic measures	Rolling four quarters ended June 30,
	2013		2012
	Retail		Retail
Return on operating capital employed (%)	21		22

Return on capital employed (%)	10		11

EBITDA to sales (%)	9		9

(1)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(2)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 6

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales	Rolling four quarter average non-cash working capital divided by sales.

Operating coverage ratio	Selling, general and administrative expenses, earnings from associates and joint ventures and other expenses, divided by gross profit.

Non-cash working capital	Current assets less current liabilities, excluding cash and cash equivalents, advance on acquisition of Viterra Inc., short-term debt, current portion of long-term debt and current assets and liabilities of discontinued operations.

Comparable store sales	A store becomes part of the comparable base once it is in operation or owned for 12 months. When a store is closed, sales are considered absorbed by existing stores so the closed stores are not removed from the comparable base.

Additional IFRS Financial Measure	Definition	Usefulness of Additional or Non-IFRS Financial Measure
Return on operating capital employed: Consolidated Agrium	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed: Consolidated Agrium	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

Non-IFRS Financial Measure
Return on operating capital employed: Retail, Retail domestic	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed: Retail, Retail domestic	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

EBITDA to sales	Earnings (loss) before finance costs, income taxes, depreciation and amortization divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.

Normalized comparable store sales	Comparable store sales normalized by using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.	Used to highlight the performance of our existing stores by measuring the change in sales for such stores for a period over the comparable, prior-year period of equivalent length.

EBITDA	Earnings (loss) before finance costs, income taxes, depreciation and amortization.	Used to measure operating performance.

Adjusted EBITDA	Earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.	Used to measure operating performance.